UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2013

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Amendment to Employment Agreements

On December 5, 2013, the employment agreements between (i) Broadway Precision Co. Limited (“Broadway Precision”) and Kin Sun Sze-To, (ii) Broadway Precision and Ho Leung Ning and (iii) Broadway (Macao Commercial Offshore) Company Limited (formerly known as Sun Line (Macao Commercial Offshore) Company Limited) (“Broadway Macao”) and Chin Hien Tan, each of which had previously been amended to provide for the executives’ services to be extended to cover Plastec Technologies, Ltd. (“Company”), such companies’ indirect parent, were each amended to extend the term of the respective contracts from December 17, 2013 to December 16, 2016 with all other terms of the employment agreements remain materially the same as in the prior agreements. Additionally, the overall annual compensation to be paid to each of Kin Sun Sze-To, Ho Leung Ning and Chin Hien Tan for their services at the Company’s subsidiaries level was increased to HK$5,070,000, HK$2,028,000 and HK$2,197,000, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2013

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer